UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pharma-Bio Serv, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

           N/A

(CUSIP Number)

Pentland U.S.A. Inc.

3333 New Hyde Park Road

New Hyde Park, New York  11042

Attention:   Nahum G. Shar

(516) 365-1333

with a copy to:

James B. Carlson

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP NO.: N/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pentland U.S.A. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,532,619
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,532,619
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,532,619
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.14%
14		TYPE OF REPORTING PERSON

CO

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Pharma-Bio Serv, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at Sardinera Beach Building Suite 2, Marginal Costa de Oro, Dorado, Puerto Rico 00646.

ITEM 2.     IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by Pentland U.S.A. Inc., the beneficial owner of shares of Common Stock held directly by the Pentland U.S.A. Inc. (the “Reporting Person”).

Pentland U.S.A. Inc. is a Delaware corporation with its principal executive and business office located at 3333 New Hyde Park Road, New Hyde Park, New York 11042. The principal business of the Reporting Person is the distribution of footwear, apparel and related products.

During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has not (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of the Common Stock by the Reporting Person were made using working capital. As of the date of the event which required the filing of this Schedule 13-D, the Reporting Person used $750,000 of its working capital to purchase the securities of the Company.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person purchased the securities of the Company for investment purposes only.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)  On January 25, 2006 the Reporting Person purchased 75,000 shares of Series A preferred stock of the Company (the "Preferred Stock") and warrants to purchase 510,600 shares of the Common Stock (the "Warrants"). The Preferred Stock automatically converted into shares of Common Stock on April 25, 2006 upon the filing of a certificate of amendment to the Company’s certificate of incorporation which increased the authorized capital stock (the "Amendment") of the Company. The Warrants became exercisable upon the filing of the Amendment. The agreement pursuant to which the Reporting Person purchased the Preferred Stock and Warrants provided for liquidated damages in the event that the Company failed to file a registration statement in a timely manner. The Company did not file the registration statement in a timely manner, and as a result, the Reporting Person was entitled to 919 shares of Common Stock as liquidated damages on March 30, 2006.

(b)  In connection with the filing of the Amendment, the Reporting Person became the beneficial owner of 1,532,619 shares of Common Stock, comprised of 1,021,100 shares of Common Stock issued upon conversion of the Preferred Stock, 919 shares of Common Stock issued as liquidated damages and warrants to purchase 510,600 shares of Common Stock. The Reporting Person beneficially owns 8.14% of the issued and outstanding securities of the Company. As of April 25, 2006, the Reporting Person had the sole power to vote and dispose of each of the 1,532,619 shares of Common Stock beneficially owned by it.

(c)  Except for the equity issuances described in Item 5(a), during the past sixty days, the Reporting Person did not engage in any transactions involving the Company’s securities reported on herein.

(d)  N/A

(e)  N/A

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER

N/A

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

N/A

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Marty Badagliacca
Name: Marty Badagliacca
Title: Treasurer

Dated:  May 15, 2006